United States securities and exchange commission logo





                               September 29, 2023

       Shannon Ghia
       Chief Executive Officer
       iShares Bitcoin Trust
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Bitcoin
Trust
                                                            Registration
Statement on Form S-1
                                                            File No. 333-272680
                                                            Filed June 15, 2023

       Dear Shannon Ghia:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. Based on our preliminary review of your registration statement, we have the following initial set of
comments. Once you have amended your registration statement and responded to each of
these comments, we will provide you with more detailed comments relating to your
registration statement, as appropriate.
   2. We note that your registration statement includes a number of blanks or omitted information, including,
for example, the identification of the Delaware trustee of the
                                                        Trust, the
identification of the Seed Capital Investor, the list of Authorized
Participants
                                                        and the material terms
of your agreements with service providers as well as the exhibits
 Shannon Ghia
FirstName  LastNameShannon   Ghia
iShares Bitcoin Trust
Comapany 29,
September  NameiShares
               2023     Bitcoin Trust
September
Page 2     29, 2023 Page 2
FirstName LastName
         containing the agreements. We also note that you have not included the Prime Broker
         Agreement in the exhibit index. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.
3.       We refer you to our December 2022 Sample Letter to Companies Regarding
Recent
         Developments in Crypto Asset Markets, located on our website at the following address:

https://w
ww.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets.
         Please consider the issues identified in the sample letter as applicable to your facts and circumstances, and revise your disclosure accordingly.
Risk Factors
Due to the unregulated nature and lack of transparency, page 27

4. Please revise this risk factor to discuss the risks associated with manipulation, front-
         running and wash-trading.
Business of the Trust, page 60

5. Please revise your disclosure to address the competition you will face in launching and sustaining your product. Please also revise your risk factors to address the risks associated with this competition, including the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your product.
Valuation of Bitcoin; The CF Benchmark Index, page 62

6. Please include a materially complete description of the methodology to be used to calculate NAV and disclose how you will value your bitcoin holdings for GAAP purposes. Please also tell us how you intend to develop accounting and valuation policies to address significant events related to crypto assets. For example, explain to us how your valuation policies will address the potential for a blockchain for a crypto asset to diverge
         into different paths (i.e., a    fork   ) and airdrops.
7. Please revise your disclosure to provide a materially complete description of the index methodology. Please also address the following in your disclosure regarding the index:
             Include a table with market share and volume information for each constituent trading platform used to calculate the CF Benchmarks Index; Describe how the CF Benchmarks Index is calculated by providing an example of the
             calculation;
             Disclose the extent to which the Sponsor has discretion to select a different index;
             and
             Disclose whether the Sponsor will notify investors of changes to the constituent trading platforms used to calculate the index, and, if so, how the Sponsor will notify
 Shannon Ghia
iShares Bitcoin Trust
September 29, 2023
Page 3
              the investor of such changes.
Description of the Shares and the Trust Agreement, page 65

8. Please include a materially complete discussion of the creation and redemption process.
         As appropriate, please also address the following:
             Discuss the potential impact on the arbitrage mechanism of the price volatility, trading volume, price differentials across bitcoin trading platforms, and the closing of bitcoin trading platforms due to fraud, failures, security breaches or otherwise; and
             Describe the mechanics of how the creation and redemption process will work between the Trust, the Authorized Participants and the Custodians, including a discussion of whether and to what extent transactions between the Authorized
             Participants and the Bitcoin Custodian will be settled on-chain or off-chain, and any risks associated with the settlement process.
9. Please discuss whether and to what extent the size of your creation and redemption baskets could have an impact on the arbitrage mechanism in light of the market for bitcoin.
The Custodians
Bitcoin Custodian, page 78

10. Please revise to provide a materially complete discussion of your bitcoin custody arrangements. For example, please consider addressing the following:
             Describe the material terms of your agreement with the Bitcoin Custodian;
             Describe how the Bitcoin Custodian will store the private keys, including whether they will be commingled with assets of other customers, and the
             geographic location where they will be stored;
             Identify who will have access to the private key information and disclose whether any entity will be responsible for verifying the existence of the bitcoins; and
             Disclose whether and to what extent the Bitcoin Custodian carries insurance for any losses of the bitcoin that it custodies for you.
Conflicts of Interest, page 89

11. Please revise to disclose all existing and potential conflicts of interest between your
       Sponsor and its affiliates and the Trust. Please also clarify whether the Sponsor or any insiders have bitcoin or bitcoin-related exposure that could create conflicts of interest and
FirstName LastNameShannon Ghia
       disclose whether you have a code of conduct or other requirements for pre-clearance of
Comapany    NameiShares
       bitcoin-related    Bitcoin Trust
                       transactions that apply to your employees, the Sponsor, or any of its affiliates.
September   29, 2023 Page 3
FirstName LastName
 Shannon Ghia
FirstName  LastNameShannon   Ghia
iShares Bitcoin Trust
Comapany 29,
September  NameiShares
               2023     Bitcoin Trust
September
Page 4     29, 2023 Page 4
FirstName LastName
Experts, page 90

12. Please revise to include this information in your next amendment, or tell us when you intend to do so.
Financial Statements, page 96

13. We note your disclosure that your audited financial statements will be provided by a pre-
         effective amendment. Please confirm you will file these audited financial statements as soon as they are available in order to allow the staff sufficient time to complete its review. Please also confirm your understanding that the staff will need sufficient time to review the audited financial statements and related information, and we may have additional comments at that time.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie at 202-551-3469 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets